SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Rent the Runway, Inc.
(Name of Issuer)

Class A common stock, par value $0.001 per share
(Title of Class of Securities)

76010Y103
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 (212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 14 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76010Y103	SCHEDULE 13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Yisroel Mordechai Goldstone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,764,186 (including 1,034,900 shares of Class A Common Stock issuable upon the exercise of options)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,764,186 (including 1,034,900 shares of Class A Common Stock issuable upon the exercise of options)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,764,186 (including 1,034,900 shares of Class A Common Stock issuable upon the exercise of options)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 76010Y103	SCHEDULE 13D	Page 3 of 14 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to class A common stock, par value $0.001 per share (the “Class A Common Stock”) of Rent the Runway, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 10 Jay Street, Brooklyn, NY 11201.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by Yisroel Mordechai Goldstone (“Mr. Goldstone” or the “Reporting Person”) with respect to the shares of Class A Common Stock directly held by (and underlying options directly held by) him.

(b)	The principal address of the Reporting Person is [6400 Av. Isla Verde #12A, Carolina, PR 00979].

(c)	The principal occupation of Mr. Goldstone is software developer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Mr. Goldstone is a citizen of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the shares of Class A Common Stock (and options to purchase Class A Common Stock) reported herein was approximately $3,258,518. Such securities were acquired with personal funds of the Reporting Person.

The Reporting Person may effect purchases of shares of Class A Common Stock through margin accounts maintained for him with brokers, which extend margin credit as and when required to open or carry positions in his margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in shares of Class A Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Class A Common Stock.

CUSIP No. 76010Y103	SCHEDULE 13D	Page 4 of 14 Pages

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person believes the securities of the Issuer are undervalued and represent an attractive investment opportunity. The Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, potential changes in, the Issuer’s operations, management, organizational documents, the composition of the board of directors of the Issuer (the “Board”), ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer, as well as a potential strategic review or sale process involving the Issuer or certain of the Issuer’s businesses or assets, including transactions in which the Reporting Person may seek to participate and potentially engage in. The Reporting Person intends to communicate with the Issuer’s management and Board about a broad range of operational and strategic matters (including the matters set forth above) and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the foregoing. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions. He may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other available investment opportunities, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Class A Common Stock and/or other equity, debt, derivative securities or other instruments that are convertible into Class A Common Stock, or are based upon or relate to the value of the Class A Common Stock or the Issuer (collectively, the “Securities”) on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Class A Common Stock or other Securities without affecting their beneficial ownership of the shares of Class A Common Stock or other Securities. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 76010Y103	SCHEDULE 13D	Page 5 of 14 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentage of the shares of Class A Common Stock beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon 67,223,096 shares of Class A Common Stock outstanding as of November 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) on December 6, 2023.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Class A Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the shares of Class A Common Stock within the past sixty (60) days by the Reporting Person, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Class A Common Stock.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person beneficially owns 10,349 call options for 1,034,900 shares of Class A Common Stock with a strike price of $1 and which have an expiration date of January 19, 2024.

Except as otherwise set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP No. 76010Y103	SCHEDULE 13D	Page 6 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 17, 2024

/s/ Yisroel Mordechai Goldstone
YISROEL MORDECHAI GOLDSTONE

CUSIP No. 76010Y103	SCHEDULE 13D	Page 7 of 14 Pages

SCHEDULE A

This Schedule sets forth information with respect to each purchase and sale of shares of Class A Common Stock which were effectuated by the Reporting Person within the past sixty (60) days. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
12/5/2023	10,682	0.646444729
12/5/2023	10,000	0.6419662
12/5/2023	10,000	0.64493923
12/5/2023	4,741	0.650430901
12/5/2023	4,000	0.669
12/5/2023	10,000	0.6692
12/5/2023	27,553	0.677587595
12/5/2023	10,000	0.67885122
12/5/2023	13,024	0.67886144
12/7/2023	10,000	0.63995669
12/7/2023	7,075	0.64
12/7/2023	10,000	0.649409
12/11/2023	10,000	0.67644
12/11/2023	10,000	0.6695
12/11/2023	10,000	0.669499
12/11/2023	59,416	0.678719089
12/11/2023	40,584	0.702140745
12/11/2023	10,000	0.685
12/11/2023	10,000	0.717019
12/11/2023	10,000	0.717659
12/11/2023	10,000	0.695
12/11/2023	10,000	0.7112
12/11/2023	10,000	0.711119
12/11/2023	10,000	0.700756
12/11/2023	10,000	0.702
12/11/2023	25,000	0.699892
12/11/2023	16,660	0.7
12/11/2023	20,000	0.70936
12/11/2023	501	0.7095
12/11/2023	1,000	0.71565
12/11/2023	7,500	0.73
12/11/2023	5,944	0.75

CUSIP No. 76010Y103	SCHEDULE 13D	Page 8 of 14 Pages

12/11/2023	20,000	0.77
12/11/2023	20,000	0.7912751
12/11/2023	20,000	0.7998
12/11/2023	20,000	0.799884035
12/11/2023	20,000	0.800931
12/11/2023	20,000	0.79905785
12/12/2023	10,000	0.739543
12/12/2023	200	0.7404
12/12/2023	603	0.750066335
12/12/2023	500	0.768
12/12/2023	10,000	0.789188
12/12/2023	10,000	0.7838957
12/12/2023	30,000	0.789066667
12/12/2023	26,957	0.788998405
12/12/2023	10,000	0.81
12/12/2023	1,000	0.7991
12/12/2023	1,000	0.7944
12/12/2023	30,000	0.800162
12/12/2023	3,788	0.80999905
12/12/2023	10,000	0.817455
12/12/2023	10,000	0.8279981
12/12/2023	10,000	0.83113812
12/12/2023	10,000	0.83579623
12/12/2023	30,000	0.8397503
12/12/2023	30,000	0.84664671
12/12/2023	10,000	0.82152296
12/12/2023	10,000	0.818353
12/12/2023	10,000	0.8254055
12/12/2023	10,000	0.82785593
12/12/2023	10,000	0.839448
12/12/2023	10,000	0.839135625
12/12/2023	10,000	0.8393185
12/12/2023	10,000	0.83342384
12/12/2023	10,000	0.82624825
12/12/2023	10,000	0.827178025
12/12/2023	10,000	0.8292995
12/12/2023	10,000	0.8286495
12/12/2023	10,000	0.83

CUSIP No. 76010Y103	SCHEDULE 13D	Page 9 of 14 Pages

12/12/2023	10,000	0.830522
12/12/2023	30,000	0.830097713
12/12/2023	10,000	0.828725
12/12/2023	10,000	0.81021045
12/12/2023	10,000	0.78424281
12/12/2023	10,000	0.79999949
12/13/2023	300	0.7702
12/13/2023	6,783	0.7712
12/14/2023	15,000	0.808741867
12/14/2023	10,000	0.819105
12/14/2023	10,000	0.81819037
12/20/2023	(2,080)	0.679976827
12/20/2023	(3,436)	0.679189348
12/22/2023	(1,600)	0.6710125
1/8/2024	10,000	0.4508
1/8/2024	10,000	0.44994144
1/8/2024	4,193	0.44841202
1/8/2024	35,134	0.4557522
1/8/2024	12,085	0.4683
1/8/2024	100,000	0.4698
1/8/2024	100,000	0.4826
1/8/2024	200	0.486
1/8/2024	43,927	0.4999
1/8/2024	5,800	0.502317241
1/8/2024	3,000	0.509
1/8/2024	50,000	0.5285172
1/8/2024	2,050	0.52
1/8/2024	24,854	0.526901959
1/8/2024	8,212	0.528
1/8/2024	28,995	0.53002775
1/8/2024	50,000	0.54
1/8/2024	50,000	0.54902346
1/8/2024	100,000	0.55
1/8/2024	50,000	0.5475692
1/8/2024	50,000	0.55966868
1/8/2024	50,000	0.56509864
1/8/2024	50,000	0.5474128
1/8/2024	50,000	0.544620256

CUSIP No. 76010Y103	SCHEDULE 13D	Page 10 of 14 Pages

1/8/2024	50,000	0.5527184
1/8/2024	50,000	0.55289165
1/8/2024	50,000	0.5597264
1/8/2024	50,000	0.559444512
1/8/2024	50,000	0.5644112
1/8/2024	1,934	0.498498345
1/8/2024	50,000	0.522854108
1/8/2024	13,008	0.522870649
1/8/2024	9,400	0.53
1/8/2024	42,849	0.5497
1/8/2024	13,988	0.5564
1/8/2024	2,246	0.5688
1/8/2024	20,000	0.5951
1/8/2024	20,000	0.581
1/8/2024	20,000	0.589315
1/8/2024	2,500	0.585
1/8/2024	20,000	0.6
1/8/2024	20,000	0.555
1/8/2024	2,682	0.554850858
1/8/2024	20,000	0.5695998
1/8/2024	2,506	0.5603417
1/8/2024	20,000	0.577999975
1/8/2024	1,000	0.5848
1/8/2024	16,500	0.576863636
1/8/2024	9,142	0.5497
1/8/2024	20,000	0.5599
1/8/2024	20,000	0.56490887
1/8/2024	8,600	0.550557035
1/8/2024	5,803	0.557688678
1/8/2024	7,391	0.56219356
1/8/2024	20,000	0.5653448
1/8/2024	20,000	0.56972386
1/9/2024	10,000	0.6
1/9/2024	8,700	0.6001
1/9/2024	10,000	0.620751
1/9/2024	10,000	0.620799
1/9/2024	10,000	0.62973
1/9/2024	10,000	0.62947432

CUSIP No. 76010Y103	SCHEDULE 13D	Page 11 of 14 Pages

1/9/2024	10,000	0.63
1/9/2024	10,000	0.636
1/9/2024	20,000	0.6132
1/9/2024	20,000	0.6179
1/9/2024	30,000	0.613
1/9/2024	30,000	0.613501333
1/9/2024	10,700	0.618206542
1/9/2024	3,398	0.6319
1/9/2024	10,000	0.6399
1/9/2024	10,000	0.64397498
1/9/2024	10,000	0.645
1/9/2024	4,401	0.64059307
1/9/2024	9,949	0.644712785
1/9/2024	1,202	0.6451
1/9/2024	5,131	0.6477
1/9/2024	9,900	0.66969697
1/9/2024	10,000	0.6862
1/9/2024	2,410	0.69
1/9/2024	10,000	0.6962
1/9/2024	10,000	0.699838
1/9/2024	10,000	0.6999514
1/9/2024	10,000	0.7
1/9/2024	10,000	0.70944
1/9/2024	10,000	0.71
1/9/2024	10,000	0.70996
1/9/2024	10,000	0.70996
1/9/2024	10,000	0.715
1/9/2024	10,000	0.71986268
1/9/2024	100,000	0.7273
1/9/2024	14,092	0.706795196
1/9/2024	50,000	0.748093794
1/9/2024	50,000	0.76880454
1/9/2024	50,000	0.762475
1/9/2024	50,000	0.7599376
1/9/2024	50,000	0.77
1/9/2024	50,000	0.783256
1/9/2024	50,000	0.779453646
1/9/2024	50,000	0.7680228

CUSIP No. 76010Y103	SCHEDULE 13D	Page 12 of 14 Pages

1/9/2024	50,000	0.7698888
1/9/2024	50,000	0.760679916
1/9/2024	10,000	0.7270546
1/9/2024	26,771	0.715094169
1/9/2024	28,803	0.729414991
1/9/2024	6,693	0.7326
1/9/2024	6,009	0.747247795
1/9/2024	20,000	0.77102769
1/9/2024	3,694	0.72
1/9/2024	50,000	0.7271916
1/9/2024	50,000	0.7285
1/9/2024	50,000	0.72949841
1/9/2024	7,700	0.6835
1/9/2024	20,000	0.699141
1/9/2024	20,000	0.6997765
1/9/2024	20,000	0.7020635
1/9/2024	9,336	0.70487832
1/9/2024	40,900	0.7127
1/9/2024	2,583	0.6981
1/9/2024	800	0.6986
1/9/2024	20,000	0.699984
1/9/2024	10,000	0.7164
1/9/2024	10,000	0.663999
1/9/2024	10,000	0.664
1/9/2024	13,857	0.6621
1/9/2024	10,000	0.66429788
1/10/2024	43,868	0.67
1/10/2024	30,000	0.71
1/10/2024	10,000	0.71887631
1/10/2024	10,000	0.72193618
1/10/2024	10,000	0.73
1/10/2024	6,902	0.705904549
1/10/2024	10,000	0.71397
1/10/2024	10,000	0.714127
1/10/2024	10,000	0.7236
1/10/2024	2,400	0.722014167
1/10/2024	10,000	0.743804
1/10/2024	10,000	0.7384

CUSIP No. 76010Y103	SCHEDULE 13D	Page 13 of 14 Pages

1/10/2024	10,000	0.738276
1/10/2024	3,078	0.736895582
1/10/2024	100	0.745
1/10/2024	200	0.747
1/10/2024	10,000	0.75991656
1/10/2024	10,000	0.77104
1/10/2024	10,000	0.7704278
1/10/2024	10,000	0.76
1/10/2024	300	0.762
1/10/2024	10,000	0.7759
1/10/2024	10,000	0.775854
1/10/2024	1,461	0.777599589
1/10/2024	10,000	0.789912
1/10/2024	1,200	0.7632
1/10/2024	200	0.7693
1/10/2024	200	0.7714
1/10/2024	10,000	0.78
1/10/2024	8,200	0.779706098
1/10/2024	3,993	0.7679
1/10/2024	700	0.7772
1/10/2024	2,700	0.774
1/10/2024	10,000	0.78
1/10/2024	10,000	0.77
1/10/2024	10,000	0.7502
1/10/2024	20,000	0.76
1/10/2024	10,000	0.7617792
1/10/2024	60,020	0.74
1/10/2024	10,000	0.74801409
1/11/2024	10,000	0.735
1/11/2024	10,000	0.7395985
1/11/2024	110,100	0.74
1/11/2024	10,921	0.75
1/11/2024	20,000	0.77158666
1/11/2024	30,000	0.777748873
1/11/2024	10,000	0.72
1/11/2024	10,000	0.7473057
1/11/2024	10,000	0.749999
1/11/2024	10,000	0.74999673

CUSIP No. 76010Y103	SCHEDULE 13D	Page 14 of 14 Pages

1/11/2024	20,000	0.76
1/11/2024	10,000	0.75
1/11/2024	10,000	0.739975
1/11/2024	10,000	0.74891
1/11/2024	10,000	0.748523
1/11/2024	10,000	0.74733294
1/11/2024	5,756	0.734976112
1/11/2024	10,000	0.7454795
1/11/2024	8,000	0.73
1/11/2024	1,264	0.7227
1/11/2024	10,000	0.732667